India Globalization Capital 4336 Montgomery Avenue, Bethesda, Maryland 20814 Phone: 301-983-0998 Fax: 240-465-0273 IGC.U/IGC-U (AMEX)

February 5, 2009

VIA EDGAR

Jeffrey Gordon
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E., Stop 7010
Washington, DC 20549

Re:	SEC Letters dated January 6, 2009 and December 17, 2008 in regards to India Globalization Capital, Inc., Form 8-K Item 4.01 filed on May 8, 2008
File #1-32830

Dear Mr. Gordon,

This letter supplements our letter to Mr. Rufus Decker, dated January 20, 2009, and follows our subsequent telephone conference call with members of the Staff on January 22, 2009.  During that conference call, the Staff requested that India Globalization Capital, Inc. (the “Company”) expand upon the description of the efforts that it and its auditors, Yoganandh and Ram (“Y&R”), have taken to comply with the SEC’s process for foreign auditors to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting and SEC independence requirements, and to indicate what the approximate time frame would be for completing the process.

As you know, we received the Staff’s first comment letter on May 17, 2008, which was issued in response to our Form 8-K filed on May 8, 2008, wherein we announced a change in our auditors to Y&R. Following receipt of the Staff’s May 17, 2008 letter, we and representatives of Y&R engaged in a series of telephone conversations with Kevin Stout of the SEC’s Office of the Chief Accountant to understand the process for demonstrating Y&R’s knowledge and experience.

Following those conversations, the Company and Y&R began the search for a qualified U.S. accounting firm or another international firm that regularly practices before the SEC and has extensive knowledge of the requirements of U.S. GAAP, PCAOB Standards, SEC financial reporting and auditor independence regulations to serve as a consultant to Y&R and to render the required report to the Staff.  During the period June 2008 to August 2008, the Company spoke with several national firms about serving as a consultant. None of such firms were interested in the engagement as a consultant.

In May 2008, the Company spoke with the principals of KNAV P.A., a Georgia based accounting firm comprised in part of former national firm audit partners that have extensive knowledge of the requirements of U.S. GAAP, PCAOB Standards, SEC financial reporting and auditor independence regulations. Following the Company’s initial conversations with KNAV, representatives of KNAV spoke with Mr. Stout regarding the scope of the review that they would be required to undertake and the extent of their credentials. At that time, KNAV was not registered with the PCAOB, but Mr. Stout suggested that they would require PCAOB registration.  Accordingly, KNAV subsequently applied for registration with the PCAOB and began a preliminary review of Y&R and the Company’s filings. Following KNAV’s application for registration with the PCAOB, the Company and KNAV entered into an engagement letter, dated September 9, 2008.

KNAV became registered with the PCAOB in October, 2008. After registration was granted, KNAV began the work in earnest, including review of work papers and two on-site visits to Y&R’s offices in India.

While there was some delay during the holidays, a further visit to India is planned for or around February 12, 2009.  Based on recent conversations with KNAV, we believe that KNAV’s written report regarding Y&R’s qualifications will be completed by the end of February or early March.  We understand that KNAV’s review must be completed and accepted by the Staff prior to the Company’s filing of its audited financial statements for the fiscal year ending March 30, 2009.

We hope the foregoing clarifies the Company’s and Y&R’s efforts to comply with the SEC’s process for accepting the audit reports of foreign auditors in SEC filings. If you have any questions, please do not hesitate to contact me on 301/983-0998.

Very truly yours,

Ram Mukunda
President and CEO